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                              November 18, 2022

       David Foulkes
       Chief Executive Officer
       Brunswick Corporation
       26125 N. Riverwoods Blvd., Suite 500
       Mettawa, IL 60045-3420

                                                        Re: Brunswick
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 16,
2022
                                                            File No. 001-01043

       Dear David Foulkes:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 32

   1. We note your disclosure for the "summary of Adjusted operating earnings and Adjusted diluted earnings per
common share." Please revise to clarify that this is a "reconciliation"
                                                        of your non-GAAP
measures and consider clearly labeling each measure, both here and in the Form 8-K earnings
releases as non-GAAP rather than "adjusted" so that the intent of this disclosures is
clear.
   2. You state that net sales increased during fiscal 2021 compared to 2020 due to increased volume from strong
global demand for marine products, market share gains and higher pricing. You refer to
the segment discussion for further details on the drivers of net sales changes, however, such
disclosure refers to the "factors affecting all of [y]our segments as previously mentioned."
Please revise to include both a quantitative and qualitative
 David Foulkes
Brunswick Corporation
November 18, 2022
Page 2
         discussion of the various factors, including any offsetting factors, that impacted each of your consolidated and segment revenues. For example, include a quantified discussion regarding the impact of price versus volume on your net sales, and if specific products had a significant impact, either positively or negatively on the segment net sales growth, revise to disclose as such. Refer to Item 303(b) of Regulation S-K.
3. We note your disclosures that "excluding certain one-time items presented above," selling general and administrative expense (SG&A) as a percentage of sales was lower in fiscal
         2021. Please tell us what the one-time items is referring to and to the extent you are adjusting for non-GAAP items, revise to include a discussion of your GAAP SG&A with greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs. In addition, you cite several factors that impacted your SG&A expenses such as increased spending on sales and marketing, ACES programs, growth initiatives, and variable compensation costs. Where a material change from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for such changes in both quantitative and qualitative terms. Similar revisions should be made to your gross margin discussion.
4. We note that during each of the last three fiscal years and to date in fiscal 2022 you implemented various strategic initiatives to improve your cost structure, general operating efficiencies and utilization of production capacity. Your discussion of restructuring activities on page 33 provides a cross reference to Note 4. Please tell us how your current disclosures address the disclosure guidance in SAB Topic 5.P.4, or revise as necessary.
Liquidity and Capital Resources, page 41

5. We note your disclosure regarding the dollar amount of future contractual cash obligations as of December 31, 2021. Please revise to also include a quantified discussion of the cash requirements related to the credit facility fee as discussed in Note
16. To the extent that
         such amounts are already reflected in the amounts disclosed, please revise and clarify accordingly. Refer to Item 303(b)(1) of Regulation S-K.
Critical Accounting Estimates, page 42

6. Your Critical Accounting Estimates appear to repeat your accounting policy disclosures in the notes to the consolidated financial statements. Please revise to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has
FirstName LastNameDavid Foulkes
       changed over a relevant period, and the sensitivity of the reported amounts to the material
Comapany    NameBrunswick
       methods,   assumptionsCorporation
                               and estimates underlying its calculation. Refer
to Item 303(b)(3) of
       Regulation
November    18, 2022S-K.
                      Page 2
FirstName LastName
 David Foulkes
FirstName
Brunswick LastNameDavid   Foulkes
          Corporation
Comapany 18,
November  NameBrunswick
              2022         Corporation
November
Page 3    18, 2022 Page 3
FirstName LastName
Notes to Consolidated Financial Statements
Note 6. Segment Information, page 73

7. We note that the Engine Parts and Accessories and Advanced Systems Group operating segments have been aggregated into a single reportable segment, Parts & Accessories.
         Please provide us with an analysis of each of the criteria in ASC 280-10-50-11 to support such aggregation. Also, tell us how the acquisitions and integrations of Navico and
         RELiON impacted your evaluation, if at all.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins,
Accounting Branch Chief, at 202-551-3499 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Ryan M. Gwillim